Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

March 1, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes
Ms. Christine Westbrook

Re:	ObsEva SA
Amendment No. 1 to Registration Statement on Form F-3
Filed February 23, 2018
File No. 333-222820

Ladies and Gentlemen:

On behalf of our client, ObsEva SA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 27, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form F-3, filed on February 23, 2018 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Registration Statement and is filing Amendment No. 2 to Registration Statement on Form F-3 (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

Amendment No. 1 to Form F-3 filed on February 23, 2018

Exhibit 5.1, page II-1

1.	We note that the legality opinion filed as Exhibit 5.1 states that the debt securities, warrants and units “if and when issued, will be validly issued.” Please file a revised legality opinion that opines that the debt securities, warrants and units are binding obligations of the registrant under the law of the jurisdiction governing the respective securities. For guidance, refer to Sections II.B.1.e, f and h of Staff Legal Bulletin No. 19.

March 1, 2018

Response to Comment 1:

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 and a new Exhibit 5.2 with the Amended Registration Statement.

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The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please contact me at (212) 479-6474, Ryan Sansom at (617) 937-2335 or Mark Ballantyne at (703) 456-8084 with any questions or further comments regarding the responses to the Comments.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ernest Loumaye, ObsEva SA

Timothy Adams, ObsEva SA

Ryan Sansom, Cooley LLP

Mark Ballantyne, Cooley LLP